2188 West 2200 South, Salt Lake City, UT 84119 – Ph 801.972.5555 – Fx 801.972.5930 – www.bsdmedical.com

March 5, 2014

VIA EDGAR

Martin F. James United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	BSD Medical Corporation
Form 10-K for the fiscal year ended August 31, 2013
Filed November 14, 2013
File No. 001-32526

Dear Mr. James:

On behalf of BSD Medical Corporation (the “Company”), we hereby submit the Company’s responses to the staff’s (the “Staff’s”) comment letter of February 24, 2014 (the “Comment Letter”).  For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended August 31, 2013

Exhibits 31.2 and 32.2

Comment No. 1:
The certifying individual’s name in the first line of this certification is not the same as the certifying individual who signed the certification.   Similarly, the name in the certification in Exhibit 32.2, Dennis P. Gauger, is not the name of the individual who signed that certification.   Please file an amendment to your Form 10-K to correct the certifications.

Response No. 1:
The name in the Exhibit 31.2 certification has been revised to be the same as the certifying individual who signed that certification. Similarly, the name in the certification in Exhibit 32.2 has been revised to be the same as the certifying individual who signed that certification.   An amendment to our Form 10-K has been filed to correct the certifications.

Martin F. James

March 5, 2014

Exhibit 32.1 and Exhibit 32.2

Comment No. 2:
The Section 906 certifications to your August 31, 2013 Form 10-K refer to the Form 10- K of BSD Medical Corporation for the fiscal year ended August 31, 2012.    Please file an amendment to your Form 10-K to correct the certifications.

Response No. 2:
The dates in the Section 906 certifications to our August 31, 2013 Form 10-K have been revised to refer to the Form 10-K of BSD Medical Corporation for the fiscal year ended August 31, 2013.  These date changes have been incorporated in the amendment to our Form 10-K that has been filed to correct the certifications.

Acknowledgement

As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses address the comments raised by the Staff.   If you have any questions, please contact the undersigned at (801) 972-5555.

Sincerely,
/s/ William S. Barth William S. Barth
Chief Financial Officer